The following exhibit is a translation of the original foreign language document, filed pursuant to Regulation S-T, Rule 306(a):

Works Agreement on
Balance of Interest and Social Plan

Between

Ferromatik Milacron GmbH, represented by the Managing Director Denis Poelman, Riegler Str. 4, 79364 Malterdingen
- hereinafter „Company“ -

and the

Works Council of Ferromatik Milacron GmbH, represented by ist Chairman Mathias Rombach, Riegler Str. 4, 79364 Malterdingen
- hereinafter „Works Council“ -

the following Works Agreement on a Balance of Interests and a Social Plan shall be concluded:

Preambel
The Company has been lossmaking for more than ten years. Despite the measures taken in recent years with the support of the employees and the business resources of the Milacron group a sustainable economic recovery has not occurred. Against this background, the Parties are aware of the need for a change in the business model . The Parties have discussed a restructuring concept, which provides for the closure of certain production areas to avoid further losses and for the integration of its remaining business in the global Milacron organization.

I.	General Provisions

1.	Applicability

(1)
The Works Agreement on balance of interests and social plan is considered an integrated legal document with all its annexes and shall be applicable to all employees as defined in sec. 5 para. 1 WCA, who at the date of signature of the Works Agreement remain in an unterminated employment contract with Ferromatik and who are affected by the operational measures. All rules apply in the case of termination of employment regardless of whether the termination is done

Version prepared for signature (German Version Corntrolling

through a redundancy notice / notice to amend the contractual terms, through a termination agreement, through a tripartite agreement with the transfer company a+ b. Resignations announced before the conclusion of this Agreement shall be deemed to not be caused by the employer.

(2)	This Works Agreement shall not apply to
•Management Employees as defined in sec 5 para. 3 WCA

(3)	The following employees shall not be qualified for measures of compensation or mitigation for loss of employment:
•    Employees whose employment is terminated for individual, capacity related or conduct related reasons,
•    Employees whose employment ends due to expiry of a fixed term,
•    Employees who could receive a regular retirement pension at the end of their employment, regardless for the reason of such termination (settlement, dismissal, fixed term).

2.	Conclusion of the consultation and negotiation

(1)
Negotiations on the balancing of interests and social plan concerning the announced operational changes have been completed with the signing of this agreement. The parties agree that the operational change in this balance of interests is described completely and correctly and that the process of achieving a balance of interests in accordance with secc 111, 112 WCA is concluded. This also applies to the extent that changes in the implementation of the project change based solely on insignificant amendments of project schedules or on purely technical provisions, which trigger not more than one month delay in compliance with the notice period for the affected worker.

(2)
The advisory procedure pursuant to sec. 17 KSchG is also completed. The Company has informed the Works Council about all data provided in sec. 17 para. 2 KSchG in writing. Therefore this agreement is at the same time the final and complete consultation declaration of the Works Councils about the measures envisaged within the meaning of sec. 17 para. 2 KSchG.

II.	Balance of Interest

1.	Implementation of the Project
To implement the measures of the Project all jobs in the following departments and labour groups shall be eliminated as listed hereinafter:

•
Restructuring of the departments warehouse, goods entry and sending, aftermarket backoffice, whereby the jobs shall be transferred from Q 4 2016 into the already existing warehouse and logistic centre in Šašovice for spare parts and into the site at Policka for assembly parts.

•	Closure of the department assembly insofar as all assembly related activities shall be transferred into other sites of Milacron, in particular to Policka;

•	Closure of the department machining, whereby all machining activities shall be taken over by other sites of Milacron, in particular in the Czech Republic.

The updated planning for the warehouse for spare parts and customers and the backoffice is attached including a final name list for Q4 2016 as Annex 1.
The planning for the departments assembly and machining is attached in its current format as explained to the works council on 28 September 2016 for assembly in Annex 2 and for Machinig in Annex 3, whereby these schedules may be changed until 15 December 2016.
The Company will take the necessary organizational measures according to the project plan and the name list to terminate the concerned employment contracts. In case of a scheduled end of employment at 31 December 2016 Ferromatik shall provide employees already in October 2016 with the three-party-agreement or a notice letter, in all other cases the agreements to transfer into the Transfer Company shall be offered or notice letters may be given until 15 December 2016 at the latest.

2.	Cooperation and Support to implement the operational change
The implementation of the operational change requires the cooperation and support of all employees. Considering the fact that the entitlements provided by this Agreement would not be affordable unless by funding through the Milacron group (shareholder of the Company), the Works Council will cooperate with the employer to implement the operational change in a supportive manner. However, the Parties agree that the consultation rights of the Works Councils are not consumed. Should employees who are on the names list and do not enter in the transfer company receive from Ferromatik a dismissal for operational reasons, the Works Council herewith already confirms his consent for the termination date listed in the name list in accordance with sec. 102 WCA.

3.	Provisions to avoid or delay redundancies
As a result of operational measures up to 120 workers will be affected by the elimination of their jobs in Malterdingen. All employees affected by a job loss and subject to this Agreement are listed in Annex 4 (list of names) and marked with the date of their exit from Ferromatik. Should this list change until the 15. December 2016 Annex 4 shall be replaced by the then binding list. If the list is not replaced the current list shall become final.
Ferromatik will advertise free positions within the site and will prioritize employees with same qualification if they are listed on Annex 4. If an employee is transferred to a free employment position he will be removed from the list Annex 4.
Employees who have an interest to delay their individual redundancy date may swap their leaving date from the Company with another colleague provided the employee has the same qualifications and skills, and the employer recognizes the equivalence of the qualification and skill of said employees.
As far as operational needs exist, the Company may request from the employee concerned a onetime change of the termination date specified in Annex 4 by one month, provided the requested change of the exit date has been notified at least three months before the intended date of termination to the employee and the transfer company a + b in writing. Any further amendment requires the consent of the employee concerned voluntarily given and is only possible if the subsequent termination of employment falls on a quarter end date (regular entry date in the transfer company). Employees whose effective end date shall be moved by one month with a minimum notice period of three months may request that the initially notified date remains, if they have already signed a new employment contract commencing on the initially scheduled time of release. The Company may request proof.
Employees are entitled to declare a unilateral notice to a date which is one month before the termination date specified in the name list, if they can proof formation of a new employment contract. Here a shortened notice period of one month to the end of a month shall apply. In this case, the entitlements under the social plan will remain unchanged. This does not apply if there are facts, due to which the employer, considering all the circumstances, cannot be expected to agree to the premature termination, whereby organizational measures are considered reasonable for the employer. Resignations, which will take effect before this date, lead to the exclusion from the social plan.

As effective dates for the termination of employment the following dates are fixed in the name list (Annex 4):

1. Release date 31.12.2016
2. Release date 31.03.2016
3. Release date 30.06.2017
4. Release date 30.09.2017
5. Release date 31.12.2017
6. Release date 31.03.2018

4. Cooperation in the transfer of the site Malterdingen at the current site
For all employees at the site Malterdingen the contractual obligations under their respective employment contract shall remain in force. If employees from the Czech Republic are to be trained in Malterdingen, the site's employees may therefore not hold back their knowledge and skills. All employees are obliged under their contractual obligations to contribute supportive measures for training of the Czech workers or any potential service providers during their normal working hours and their regular contractual activity.
5. Obligation to work posting for know-how transfer out of Malterdingen

(1)
Where a posting abroad for know-how transfer (coaching) is required from employees outside of Malterdingen, the Company shall be obliged to consider out of the group of suitable employees which employees are more than slightly impaired because of their personal challenging environment. Single parents and employees with caretaking or nursing obligations at home shall not be approached. The Company shall ensure an equal posting schedule between several equally suitable employees, thereby considering personal preferences of employees. There shall be a notice of at least one full working week between announcement and the beginning of a posting abroad.

(2)
Assignments to implement the operational change abroad cannot be unilaterally ordered by the Employer under the employment contract's right to give instructions. All work assignments on the implementation of operational changes outside of Malterdingen which are connected with an overnight stay, are voluntary and require the express consent of the employee concerned.

(3)
The Company shall provide employees who consent to postings, in addition to the payment of the travel times and the working hours and the travel cost and expense in accordance with the purpose of the guidelines as published by the Company (Annex 5) and additionally a know-how transfer premium of € 40,00 per calendar day of the mission to strengthen the motivation for foreign travel assignments.

(4)	Additionally all tariff and company and individual agreements concerning the payment and charges for overtime, late and night work shall apply to this external work as well.

III.	Social Plan
1.    This social plan shall provide employees eligible to receive benefits with compensatory amounts and mitigate the adverse effects arising from operational changes as described in the balance of interests Agreement above.
2.    Employees are entitled to the provisions "compensation for younger workers" or "compensation for older workers", provided the employment relationship ends due to the measures agreed in the balance of interests due to dismissal, notice for change of terms or overtaking resignation as defined in section I.1. or an amicable termination.

3.	Compensation for younger workers
Younger Workers are employees who are younger than 60 years old at the time oft the effective termination of employment.

(1)	Younger workers recieve a severance payment according to the following formula:
Service time in years muliplied by 0.75 (factor) mulitiplied by 1/12 annual salary = basic severance pay definitions:
Years for age and continued service shall be counted on full numbers without any rounding as of 31.12.2016.
The gross annual salary 2016 shall be the average of the months June, July and August 2016 multiplied with 13.3 divided by 12 for tariff employees, for non-tariff employees the average salary of the months June, July and August 2016 shall apply. One-time payments, payment for overtime, or other specific developments like unpaid vacation, long term sickness or any other circumstance shall not be regarded. All other payment components like e.g. ERA compensation, additional payments (type 1 - 3), premiums and voluntary premiums, performance premiums, tariff and out of tariff bonus payments and potentially amounts that were paid to a deferred compensation scheme shall be included in the gross salary. A potential company car shall be counted at the value of the taxable benefit without kilometers for the way to work.

(2)	Further to the basic severance younger workers shall receive social allowances for each child known to the employer on 30.06.2016 by tax code data of each € 4.000,00.
If the taxcode data provides not for all children (e.g. 2 child mounts - 4 children), the employee shall receive for each additional child an additional child allowance, but only on provision of proof to be provided to the HR department until 31.12.206.
Recognized disabled employees, who have announced thier disabled status to the employer, shall receive:
    with at least 50 degree disabled status an allowance of         € 4.000,00;
with at least 30 degree disabled status an allowance of         € 2.000,00.

(3)	Cap
The individual severance per employee is capped to a maximum of € 130.000,00 for each employee, this shall include all social allowances.

4.	Compensation for older workers
Older workers are employees who on the date of the legal termination of service pursuant to the preceding measures (para. 2) the age of 60 have already been completed.
Older Workers shall receive a severance payment (one lumpsum, which is calculated as the sum of three compensation awards) which is calculated as follows:

(1)	Compensation award I
Difference between the unemployment benefit I and 90% of individual net salaries (including all allowancees) multiplied by number of months until earliest retirement after ending of employment in the transfer company.
This calculation shall apply regardless of the employee receiving de facto unemployment benefits or joining the transfer company.
The compensatory award I shall be paid excluding periods of transfer company and unemployment benefit. It shall be paid for a maximum of 24 months (12 months transfer company + 24 months unemployment benefit and increased pay by the employer equals normal retirement pension). Disability pensions and pension rights of particularly long time employees shall remain excluded in the calculation.
The calculation of net amounts shall use the rules for calculation of unemployment benefits I. For calculation of unemployment benefits and net salary the unemployment calculator published online under Bundesagentur für Arbeit (http://www.pub.arbeitsagentur.de/selbst.php?jahr=2016) shall be used.

(2)	Compensation Award II
Further to the Compensation Award II Older Workers shall receive a compensation for pension reductions. This is calculated as follows:
Individual pension deduction (in%) due to early pension access in the month after reaching 63 years of age x general monthly pension of € 1,500.00 x number of months until they reach the age of 80 = Compensation Award II.

(3)	Compensation Award III
The sum of Compansation Award I and Compensation Award II has to be increased by a general tax markup of 33% (Calculation: Award I + Award II = Sum* 0,33 = Award III).

(4)	Aggregate Compensation Awards
The total amount of severance pay for older workers arises from the sum of the compensatory awards I, II and III as well as any given social allowance under. II 2 (2) (children and severely disabled surcharges).

(5)	Cap
The individual severance per employee is capped to a maximum of € 130.000,00 for each employee, this shall include all social allowances.

(6)	Due dates
All severance payments are due with final payroll before the effective end of employment. Employees requesting in the 4th quarter of the year, that the compensation is not paid off in the current year, but the following year with the January settlement, the Company will meet this desire.

5.	Transfer Company
To avoid unemployment and to further reduce the disadvantages associated with the project the Company offers to all employees affected by the project and who are listed on the name list, Appendix 1, the transition to a transfer company for a period of 12 months from the transfer date announced.
The Agreement on the Establishing of a Transfer Company shall provide further details. The individual claim is governed by the Tripartite Agreement between the Company, the employees and the transfer company.

6.	Provisions in accompanying CBA
A company related collective bargaining agreement (CBA) shall be agreed to ensure the effectiveness of the measures and the equal-treatment of employees. Under the rules of the CBA special protection against dismissal will be temporarily removed in the period from 01.10.2016 to 31.12.2016. Sec 4.4 collective agreement for workers in the metal industry in South Baden is repealed. The Works Council has granted his consent to measures of termination of employment with regard to the employees listed on the list of names (sec. 102 para. 2 WCA) and to comply with the provisions of this agreement to amend the exit dates ( sec 102 para. 6 WCA).

7.	General Provisions

(1)	Long Service Awards
Employees who would celebrate a long term service award within 12 months after effective termination of employment shall receive the jubilee premium under the existing works agreement.

(1)	Notice of dismissal / Handover of 3- Partite - Contracts
The Company shall hand over countersigned termination agreements / 3-partite contracts. In case of the planned termination in December 2016 handover occurs at the latest in October 2016 and in all other cases, no later than 15 December. This shall happen to provide the affected employees with security for their further long term planning. The termination to employees who do not join the transfer company will take place in the period from 1 October 2016 until 15.12.2016.

(2)	Moving Allowances
Employees who move during the term of the present service agreement on balance of interests and social plan, may, as far as the move is induced by operational changes at the instigation of Company, receive a moving allowance under the following relocation rules:
Relocation package for the employee                     € 6,000.00
Relocation package for each additional adult in the household of the employee
living person                                     € 4,000.00
Relocation fee per child living in the household of the employee     € 3,000.00
In addition, the employee will receive three days special leave, and the expense allowance for a car ride / train ride from previous residence to the new place of residence in order, if necessary, to arrange private affairs at the new residence.
In addition, the Company reimburses the relocation transportation costs on the basis of a presentation of three bids from moving companies. If the employee want to conduct the relocation transport himself, he will receive a lump-sum relocation transportation fee of 66% of the estimated from the best moving companies cost.
With the above benefits all costs related in connection with the relocation (brokerage, insurance, official affairs etc.) are paid out.

8.	Ban on entitlements during court actions
An employee who initiates an unfair dismissal claim will be stopped from receiving and the rights of the social plan are due only when the law suit is closed and it is clear that the employment relationship is terminated. Any payments from this social plan shall be reduced by any other legal or individual payment or severance pay paid in consideration of the loss of employment, as well as any remedies under sec. 113 BetrVG (Nachteilsausgleich).

9.	Reference letters
Every employee affected by the change in operation is entitled to receive a well-willing-and qualified intermediate reference letter which must be issued at his request as quickly as possible (usually within four weeks), so that all concerned can apply early. The same applies for the final reference letter within four weeks from the termination of employment.

10.	Final Provisions / Application Period / Validity

(1)	.This Agreement on reconciliation of interests and social plan and all Annexes connected to it are considered a uniform document with normative effect.

(2)
Employees who have claims arising from the present Agreements are obliged to report any actual change in their personal relationship in writing immediately. Each employee receives a traceable calculation of its social plan claims. The Works Council receives a corresponding list overall of all settlements.

(3)	All amounts in this Agreement are gross Euro amounts. Employees are liable to meet all tax payments.

(4)
The Parties agree that employees who lose their jobs as a result of this change in operation have a claim to be considered with preference for re-employment in case new jobs become vacant. In the event of re-employment the years of the previous employment service shall lapse.

(5)
All claims arising from this Agreement shall be awarded from the receipt of the termination / completion of a termination agreement / tripartite treaty. Only the due date may be postponed. The claims shall be inheritable, sec 1922 BGB.

(6)
The present Agreement enters into force with all its Annexes at the time of its signing. It shall apply until the completion of the Project described herein (probably until 31/03/2018). Should the Employer have to announce further redundancies or job losses within 24 months of completion of the Project, the Parties agree that such termination would fall under the provisions of this Agreement.

(7)
The Group's parent company Milacron LLC, based in Cincinnati, USA, is prepared to provide the Works Council and the trustee with a binding guarantee statement that secures all the payment obligations arising from the present agreement and all its annexes, so that the Company is at any time able to meet the liabilities arising (Wording in Annex 2).

(8)
Should individual provisions of this agreement be or become invalid or contrary to law or collective agreement regulations, the remaining provisions of this agreement including its Annexes shall remain in force. The ineffective or unenforceable regulation is to be replaced by a provision of the Parties, which comes as close as possible to that invalid provision.

(9)
Should any disagreement between the Parties occur in interpretation of this Agreement, the Parties shall conduct negotiation with the sincere will to reach agreement. In case it is not possible to reach agreement, the arbitration committee shall form a binding decision; operating with four assessors and Mr. Roland Lukas (Lukas conflict management) as chairmen. Alternatively Lothar Jordan, Judge from the labor court Heidelberg, shall be appointed as Chairman.

Malterdingen, this 30.09.2016	Malterdingen, this 30.09.2016

/s/ Denis Poelman	/s/ Mathias Rombach

Denis Poelman	Mathias Rombach

Managing Director	Chairman

……………………………………..	……………………………………..

Company Ferromatik Milacron GmbH	Works Council of Company Ferromatik Milacron GmbH

The following appendices are fair and accurate English summaries of the original foreign language documents, filed pursuant to Regulation S-T, Rule 306(a). The original foreign language documents also contained personally identifiable information, which will be summarized so as to not compromise such information:

Appendix 1
Appendix 1 includes a list of Aftermarket office and warehouse employees along with the quarter ending period in 2016 and 2017 that they are scheduled to terminate from the Company.

Appendix 2
Appendix 2 includes a list of Assembly and Operations employees along with the quarter ending period in 2016, 2017 and 2018 that they are scheduled to terminate from the Company.

Appendix 3
Appendix 3 includes a list of Machining employees along with the quarter ending period in 2016, 2017 and 2018 that they are scheduled to terminate from the Company.

Appendix 4
Appendix 4 includes a list of employees along with the quarter ending period in 2016, 2017 and 2018 that they are scheduled to terminate from the Company.

Appendix 5
Appendix 5 deals with the allowances offered to employees who travel to the plant in the Czech Republic to train the Czech workers.